Mail Stop 4-7

							March 11, 2005

Via U.S. Mail and Fax (212) 704-2417
Mr. William Shaw
Chairman of the Board, President, and CEO
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022



      Re:	Volt Information Sciences, Inc.
      	Form 10-K for the fiscal year ended October 31, 2004
      	Filed January 14, 2005

Dear Mr. Groberg:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended October 31, 2004

Item 9A. Controls and Procedures, page 97
1. Please revise your Form 10-K for the fiscal year ended October
31,
2004 to discuss what actions the company is taking or plans to take to remedy the material weaknesses in its internal controls and procedures and disclosure controls and procedures. Also expand your statement that you have instituted a review of Volt Information`s internal controls to describe in more detail the scope and status of the review, including the date when the review began.
2. Revise to specify the date on which the material weakness in your internal controls with respect to the Uruguayan operation first arose and identify the class or classes of employees who discovered the material weakness.
3. Please revise to describe in greater detail the nature of the deficiencies in the company`s financial statement close process. In addition, specify the undetected adjusting entries and the particular financial line items to which the adjusting entries relate.
4. In future filings, please note that the certifying officers` conclusions regarding effectiveness of the company`s disclosure controls and procedures should address all parts of the definition of
"disclosure controls and procedures" as found in Exchange Act Rule 13a-15(e), and not just the portion of the definition relating to making material information known to the company`s management on a timely basis. Alternatively, you may simply confirm in future filings that the certifying officers concluded, on the applicable dates, that the company`s disclosure controls and procedures were effective or not effective.
5. Item 308(c) of Regulation S-K seeks the identification of "any changes" in internal controls over financial reporting that have materially affected, or which are reasonably likely to materially affect, the company`s internal control over financial reporting. Please revise to disclose, if true, that there were no such changes in your internal controls during the fourth fiscal quarter ended October 31, 2004. Also, supplementally confirm that there were no such changes with regard to your Form 10-K for the fiscal year ended
November 2, 2003.

*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Derek Swanson, Staff Attorney, at (202) 824-
5526,
or me at (202) 942-1797 with any questions.

							Sincerely,


							Michele Anderson
							Legal Branch Chief




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Volt Information Sciences, Inc.
March 11, 2005
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